

July 13, 2015

<u>Via E-mail</u>
D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

  Re: **CNA Financial Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed February 23, 2015
      File No. 001-05823

Dear Mr. Mense:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jim B. Rosenberg

       Jim B. Rosenberg
       Senior Assistant Chief Accountant